UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 [Amendment No.  4]

WNC HOUSING TAX CREDIT FUND IV, L.P., SERIES 2
(Name of the Issuer)

WNC HOUSING TAX CREDIT FUND IV, L.P., SERIES 2
WNC TAX CREDIT PARTNERS IV, L.P.
WNC & ASSOCIATES, INC.
WNC INVESTMENT PARTNERS, LLC
WNC DEVELOPMENT PARTNERS, LLC
WILFRED N. COOPER, JR.
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California 92614
(714) 662-5565
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLP
1999 Harrison Street
Oakland, California 94612
(510) 350-3070

This statement is filed in connection with (check the appropriate box):

a.
[X] The filing of solicitation materials or an information statement subject to Regulation 14A (§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

$563,000.00	$72.52
Transaction valuation*	Amount of filing fee

Cash purchase price

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$72.52
Form or Registration No.:	Schedule 14A
Filing Party:	WNC Housing Tax Credit Fund IV, L.P., Series 2
Date Filed:	February 14, 2014

This statement is intended to be the final amendment to the Rule 13e-3 transaction statement on Schedule 13E-3 filed by (each, a “Filing Person” and collectively, the “Filing Persons”): WNC Housing Tax Credit Fund IV, L.P., Series 2 (the “Registrant”), WNC Tax Credit Partners IV, L.P., WNC & Associates, Inc., WNC Investment Partners, LLC, WNC Development Partners, LLC and Wilfred N. Cooper, Jr., last amended on January 26, 2015 (collectively, the “Transaction Statements”). The subject of the Transaction Statements was the sale of a limited partnership interest in, or the property of, Klimpel Manor, Ltd., a California limited partnership (“Klimpel Manor”), on the terms described in the Transaction Statements.

The proposals addressed by the Transaction Statements were approved by a majority-in-interest of the Limited Partners, effective on May 19, 2014.

The limited partnership interest in Klimpel Manor will be purchased by WNC Investment Partners, LLC effective April 30, 2015. An appraisal of the Klimpel Manor property stated that the appraised value of the property as of December 16, 2014 was $2,795,000. The “Net Value” under the Transaction Statements is $680,813 and the purchase price to be paid for the limited partnership interest in cash is $680,813.

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Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2015

WNC HOUSING TAX CREDIT FUND IV, L.P., SERIES 2, a California limited partnership

By:           /s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner of WNC Tax Credit Partners IV, L.P., managing general partner

WNC TAX CREDIT PARTNERS IV, L.P., a California limited partnership

By:           /s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:           /s/ DAVID N. SHAFER
David N. Shafer, Executive Vice President

WNC INVESTMENT PARTNERS, LLC, a California limited liability company

By:           /s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

WNC DEVELOPMENT PARTNERS, LLC, a California limited liability company

By:           /s/ WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

/s/  WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr.